Exhibit 1

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[LOGO]  HAVAS

                          Suresnes, September 8th 2004
                               9:00pm French time

Press release

The Board of Directors of Havas, chaired by Alain de Pouzilhac, met on Wednesday September 8th 2004 at 5pm at Havas' headquarters in Suresnes. The Board approved the recommendation of Havas' Executive Committee to submit a bid proposal for 100% of Grey's capital.

About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global advertising and communications services group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 88 countries through its networks of agencies located in 45 countries and contractual affiliations with agencies in 43 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 16,000 people. Further information about Havas is available on the company's website: www.havas.com

Contacts :

                                      Simon Gillham
Communication:                        Peggy Nahmany
                                      Tel: +33 (0)1 58 47 90 73
                                      peggy.nahmany@havas.com

                                      Virginia Jeanson
                                       Tel: +33 (0)1 58 47 91 34
                                      virginia.jeanson@havas.com

Investor Relations:                   Catherine Francois
                                      Tel: +33 (0)1 58 47 91 35
                                      catherine.francois@havas.com


2 allee de Longchamp 92281 Suresnes Cedex, France
Tel +33 (0) 1 58 47 80 00  Fax +33 (0) 1 58 47 99 99  www.havas.com
SA au capital de 122 087 611,20 euros - 335 480 265 RCS Nanterre - APE 744 B


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